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EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2007

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

September 30, 2007

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands, except share data)

	September 30, 2007	December 31, 2006
ASSETS
General investment portfolio:
Bonds at fair value (amortized cost of $4,719,246 and $4,505,898)	$4,857,449	$4,681,144
Equity securities at fair value (cost of $39,943 and $54,291)	39,972	54,325
Short-term investments (cost of $109,232 and $85,980)	111,609	86,503
Financial products segment investment portfolio:
Bonds at fair value (amortized cost of $1,114,144 and $1,127,698)	1,129,907	1,128,255
Guaranteed investments contracts from GIC Affiliates at fair value (amortized cost of $767,771 and $962,815)	772,360	962,815
Short-term investments	2,699	19,478
Assets acquired in refinancing transactions:
Bonds at fair value (amortized cost of $26,798 and $40,133)	27,645	41,051
Securitized loans	188,669	241,785
Other	48,698	55,036

Total investment portfolio	7,179,008	7,270,392
Cash	43,472	29,660
Deferred acquisition costs	345,704	340,673
Prepaid reinsurance premiums	1,078,082	1,004,987
Reinsurance recoverable on unpaid losses	38,995	37,342
Other assets	1,248,006	1,496,170

TOTAL ASSETS	$9,933,267	$10,179,224

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY
Deferred premium revenue	$2,799,760	$2,658,594
Loss and loss adjustment expense reserve	245,595	228,122
Financial products segment debt	2,677,532	3,067,745
Deferred federal income taxes	184,694	292,905
Notes payable to affiliate	246,556	321,370
Surplus notes	108,850	108,850
Other liabilities and minority interest	694,626	439,030

TOTAL LIABILITIES AND MINORITY INTEREST	6,957,613	7,116,616

COMMITMENTS AND CONTINGENCIES
Preferred stock (5,000.1 and 0 shares authorized; 0 shared issued and outstanding; par value of $1,000 per share)
Common stock (355 and 380 shares authorized; issued and outstanding; par value of $42,254 and $39,474 per share)	15,000	15,000
Additional paid-in capital—common	619,053	743,504
Accumulated other comprehensive income (net of deferred income taxes of $50,278 and $63,063)	93,344	117,087
Accumulated earnings	2,248,257	2,187,017

TOTAL SHAREHOLDERS' EQUITY	2,975,654	3,062,608

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	$9,933,267	$10,179,224

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(in thousands)

	Nine Months Ended September 30,
	2007	2006
REVENUES
Net premiums written	$404,744	$390,538

Net premiums earned	$336,674	$310,073
Net investment income	174,681	159,501
Net realized gains (losses)	(3,128)	(4,836)
Interest income from financial products segment	102,119	101,834
Net realized and unrealized gains (losses) on derivative instruments	(364,395)	73,405
Income from assets acquired in refinancing transactions	16,498	18,664
Net realized gains (losses) from assets acquired in refinancing transactions	1,439	12,795
Other income	12,782	9,433

TOTAL REVENUES	276,670	680,869

EXPENSES
Losses and loss adjustment expenses	19,128	16,343
Interest expense on related party debt	16,101	19,600
Amortization of deferred acquisition costs	47,589	44,734
Foreign exchange (gains) losses from financial products segment	32,733	82,562
Net interest expense from financial products segment	107,366	108,416
Other operating expenses	77,601	61,635

TOTAL EXPENSES	300,518	333,290

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTEREST	(23,848)	347,579

Total provision (benefit) for income taxes	(32,378)	96,836

NET INCOME BEFORE MINORITY INTEREST	8,530	250,743
Less: Minority interest	(52,711)	(43,157)

NET INCOME	61,241	293,900
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Unrealized gains (losses) arising during period, net of deferred income tax provision (benefit) of $(10,554) and $7,045	(19,600)	13,083
Less: Reclassification adjustment for gains (losses) included in net income, net of deferred income tax provision (benefit) of $2,231 and $3,315	4,143	6,157

Other comprehensive income (loss)	(23,743)	6,926

COMPREHENSIVE INCOME	$37,498	$300,826

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands)

	Nine Months Ended September 30,
	2007	2006
Cash flows from operating activities:
Premiums received, net	$371,535	$397,054
Operating expenses paid, net	(138,324)	(151,405)
Salvage and subrogation received	292	1,300
Losses and loss adjustment expenses paid, net	(3,786)	(1,180)
Net investment income received in general investment portfolio	171,956	154,981
Investment income received in financial products segment	29,494	28,119
Federal income taxes (paid) recovered	(81,349)	(58,964)
Interest paid on financial products segment debt	(6,297)	(4,283)
Net derivative payments in financial products segment	(23,906)	(18,384)
Interest paid on surplus notes and notes payable to affiliate	(16,017)	(19,246)
Income received from refinanced assets	14,679	33,876
Other	4,343	4,777

Net cash provided by (used for) operating activities	322,620	366,645

Cash flows from investing activities:
Proceeds from sales of bonds in general investment portfolio	2,621,282	1,062,967
Proceeds from maturities of bonds in general investment portfolio	138,073	126,451
Purchases of bonds in general investment portfolio	(2,941,826)	(1,407,211)
Net (increase) decrease in short-term investments in general investment portfolio	(20,927)	16,630
Proceeds from maturities of bonds in financial products segment	179,400	103,662
Net (increase) decrease in short-term investments in financial products segment	17,289	(21,555)
Paydowns of assets acquired in refinancing transactions	73,468	63,144
Proceeds from sales of assets acquired in refinancing transactions	4,339	17,854
Purchases of property, plant and equipment	(1,072)	(2,144)
Other investments	11,860	24,079

Net cash provided by (used for) investing activities	81,886	(16,123)

Cash flows from financing activities:
Dividends paid	—	(120,000)
Repayment of notes payable to affiliate	(74,815)	(120,703)
Capital issuance costs	(764)	(711)
Repurchase of shares	(125,000)	—
Repayment of financial products segment debt	(190,900)	(82,500)

Net cash provided by (used for) financing activities	(391,479)	(323,914)

Effect of changes in foreign exchange rates on cash balances	785	(176)

Net increase (decrease) in cash	13,812	26,432
Cash at beginning of period	29,660	39,506

Cash at end of period	$43,472	$65,938

The accompanying Notes are an integral part of the Consolidated Financial Statements (unaudited).

FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

1.    ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. (the "Company"), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the "Parent"), is an insurance company domiciled in the State of New York. The Company operates in two business segments: a Financial Guaranty Segment and a Financial Products ("FP") Segment.

        The Financial Guaranty Segment is the principal segment, providing financial guaranty insurance on public finance and asset-backed obligations. The Company's underwriting policy is to insure public finance and asset-backed obligations that it determines would be investment-grade quality without the benefit of the Company's insurance. Public finance obligations insured by the Company consist primarily of general obligation bonds supported by the issuers' taxing powers and special revenue bonds and other special obligations of states and local governments supported by the issuers' abilities to impose and collect fees and charges for public services or specific projects. Public finance obligations include obligations backed by the cash flow from leases or other revenues from projects serving substantial public purposes, including government office buildings, toll roads, health care facilities and utilities. Asset-backed obligations insured by the Company are generally issued in structured transactions and are backed by pools of assets, such as residential mortgage loans, consumer receivables, securities or other assets having an ascertainable cash flow or market value. The Company also insures synthetic asset-backed obligations that generally take the form of credit default swap ("CDS") obligations or credit-linked notes that reference specific asset-backed securities or pools of securities or loans, with a defined deductible to cover credit risks associated with the referenced securities or loans. In addition, the Company insures guaranteed investment contracts ("GICs") issued by FSA Capital Management Services LLC ("FSACM"), FSA Capital Markets Services (Caymans) Ltd. and, prior to April 2003, FSA Capital Markets Services LLC (collectively, the "GIC Affiliates"), affiliates of the Company.

        The Company has refinanced certain defaulted transactions by employing refinancing vehicles to raise funds for the refinancings. These refinancing vehicles are consolidated. The Company's management believes that the assets held by the refinancing vehicles are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership. Refinanced transactions are included in the Financial Guaranty Segment.

        The Company's FP Segment includes its funding operations conducted through variable interest entities ("VIEs"). Generally, FP Segment debt is issued at or converted into LIBOR-based floating-rate obligations and the proceeds are invested in or converted into LIBOR-based floating-rate investments intended to result in profits from a higher investment rate than borrowing rate.

        The VIEs include FSA Global Funding Limited ("FSA Global") and Premier International Funding Co. ("Premier"). FSA Global issues FSA-insured medium term notes and generally invests the proceeds from the sale of its notes in FSA-insured GICs or other FSA-insured obligations with a view to realizing the yield difference between the notes issued and the obligations purchased with the proceeds. Substantially all the assets of FSA Global are pledged to secure the repayment, on a pro rata basis, of FSA Global's notes and its other obligations. Premier is principally engaged in debt defeasance for lease transactions. The Company's management believes that the assets held by the consolidated VIEs, including those that are eliminated in consolidation, are beyond the reach of the Company and its creditors, even in bankruptcy or other receivership.

2.    BASIS OF PRESENTATION

        The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial statements and, in the opinion of management, reflect all adjustments necessary for a fair statement of the financial position, results of operations and cash flows for all periods presented. These Consolidated Financial Statements should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto included as an exhibit to the Parent's Annual Report on Form 10-K for the year ended December 31, 2006. The accompanying Consolidated Financial Statements have not been audited by an independent registered public accounting firm in accordance with the standards of the Public Company Accounting Oversight Board (United States). The December 31, 2006 consolidated balance sheet was derived from audited financial statements. The results of operations for the periods ended September 30, 2007 and 2006 are not necessarily indicative of the results of operations for the full year. Certain prior-year balances have been reclassified to conform to the 2007 presentation.

Revisions

        The statement of cash flows for the period ended September 30, 2007 appropriately segregates the effect of changes in foreign exchange rates on cash balances into a separate line item. The effect of foreign exchange rates on cash balances has historically been included in cash flows from operations. The statements of cash flows for the period ended September 30, 2006 has been revised to conform to the 2007 presentation. The 2006 statement of cash flows also reflects the reclassification of certain accounts. The amount of the revision at September 30, 2006 from cash to short-term investments was $19.3 million.

3.    LOSSES AND LOSS ADJUSTMENT EXPENSES

        The Company establishes loss liabilities based on its estimate of specific and non-specific losses. The Company also establishes liabilities for loss adjustment expenses ("LAE"), consisting of the estimated cost of settling claims, including legal and other fees and expenses associated with administering the claims process.

        The Company calculates a loss and LAE liability based upon identified risks inherent in its insured portfolio. If an individual policy risk has a reasonably estimable and probable loss as of the balance sheet date, a case reserve is established. For the remaining policy risks in the portfolio, a non-specific reserve is established to account for the inherent credit losses that can be statistically estimated.

        The following table presents the activity in non-specific and case reserves for the nine months ended September 30, 2007. Adjustments to reserves represent management's estimate of the amount required to cover the present value of the net cost of claims, based on statistical provisions for new originations. Transfers between non-specific and case reserves represent a reallocation of existing loss reserves and have no impact on earnings.

Reconciliation of Net Losses and Loss Adjustment Expense Reserve

	Non- Specific	Case	Total
	(in millions)
December 31, 2006	$137.8	$53.0	$190.8
Incurred	19.1	—	19.1
Transfers	(3.8)	3.8	—
Payments	—	(3.3)	(3.3)

September 30, 2007 balance	$153.1	$53.5	$206.6

        Management of the Company periodically evaluates its estimates for losses and LAE and establishes reserves that management believes are adequate to cover the present value of the ultimate net cost of claims. However, because of the uncertainty involved in developing these estimates, the ultimate liability may differ from current estimates.

        The gross and net par amounts outstanding on transactions with case reserves were $252.3 million and $188.5 million, respectively, at September 30, 2007. The net case reserves consisted primarily of four collateralized debt obligation ("CDO") risks and two municipal risks, which collectively accounted for approximately 95.4% of total net case reserves. The remaining three exposures were in non-municipal sectors.

        Management is aware that there are differences regarding the method of defining and measuring both case reserves and non-specific reserves among participants in the financial guaranty industry. Other financial guarantors may establish case reserves only after a default and use different techniques to estimate probable loss. Other financial guarantors may establish the equivalent of non-specific reserves, but refer to these reserves by various terms, such as, but not limited to, "unallocated losses," "active credit reserves" and "portfolio reserves," or may use different statistical techniques from those used by the Company to determine loss at a given point in time.

4.    FINANCIAL PRODUCTS SEGMENT DEBT

        At September 30, 2007, the interest rates on FP Segment debt were between 1.98% and 6.20% per annum. FP Segment debt is comprised of VIE debt. Payments due under the FP Segment debt (including $1,028.4 million of future interest accretion and excluding fair value adjustments of $69.8 million) in the remainder of 2007 and each of the next four years ending December 31 and thereafter, are as follows:

Principal Amount
(in millions)
Remainder of 2007	$241.2
2008	88.2
2009	362.0
2010	94.5
2011	16.2
Thereafter	2,834.0

Total	$3,636.1

        Certain FSA Global debt issuances contain provisions that could extend the stated maturities of those notes. To ensure FSA Global will have sufficient cash flow to repay its funding requirements in such transactions, it entered into several liquidity facilities with Dexia and other counterparties for amounts totaling $760.9 million.

5.    OUTSTANDING EXPOSURE

        The Company's policies insure the scheduled payments of principal and interest on public finance and asset-backed obligations (including FSA-insured derivatives). The gross amount of financial guarantees in force (principal and interest) was $827.7 billion at September 30, 2007 and $764.8 billion at December 31, 2006. The net amount of financial guarantees in force was $602.3 billion at September 30, 2007 and $552.3 billion at December 31, 2006. The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations, satisfying both rating agency and its own credit standards, diversifying its portfolio by product type and geography and through reinsurance.

        The net and ceded par outstanding of insured obligations in the public finance insured portfolio were comprised as set forth below:

	Net Par Outstanding		Ceded Par Outstanding
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
	(in millions)
Domestic obligations
General obligation	$111,809	$103,112	$31,014	$28,143
Tax-supported	47,749	46,479	18,783	18,733
Municipal utility revenue	42,808	40,495	13,594	13,367
Health care revenue	14,080	13,155	11,471	10,144
Housing revenue	7,622	7,576	2,146	2,039
Transportation revenue	17,057	16,164	11,002	10,337
Education	4,863	4,378	1,622	1,027
Other domestic public finance	2,356	1,628	977	509
International	23,370	18,306	19,241	14,554

Total public finance obligations	$271,714	$251,293	$109,850	$98,853

        The net and ceded par outstanding of insured obligations in the asset-backed insured portfolio (including FSA-insured derivatives) included the following amounts:

	Net Par Outstanding		Ceded Par Outstanding
	September 30, 2007	December 31, 2006	September 30, 2007	December 31, 2006
	(in millions)
Domestic obligations
Residential mortgages	$18,772	$15,666	$2,830	$2,555
Consumer receivables(1)	11,915	10,599	935	664
Pooled corporate obligations	55,000	45,914	7,998	8,729
Other domestic asset-backed obligations(1)	26,584	23,351	3,564	2,952
International obligations	29,929	29,295	6,512	8,077

Total asset-backed obligations	$142,200	$124,825	$21,839	$22,977

(1)
Includes net par outstanding of $19,007 million as of September 30, 2007 and $16,558 million as of December 31, 2006, respectively, relating to FSA-insured GICs issued by the GIC Affiliates and other related party insurance.

        As of September 30, 2007, the Company did not have a case reserve recorded for any home equity line of credit ("HELOC") transactions; however, as of November 14, 2007, the Company had net claims during the fourth quarter of 2007 of approximately $29.5 million on insured HELOCs, which together with the $2.0 million in net claims paid in the third quarter of 2007 brings the aggregate net claims through November 14, 2007 to approximately $31.5 million. The five HELOC transactions for which claims were made had an aggregate net par outstanding at October 31, 2007 of $3.1 billion. Credit support for the HELOC transactions is primarily provided by excess spread (usually targeted at

400 basis points of par outstanding). Generally, once the over-collateralization is exhausted, the Company will pay a claim if losses in a period exceed excess spread for the period, and to the extent excess spread exceeds losses, the Company is reimbursed for any losses paid to date. In mortgage transactions, loss rates are typically higher early in the life of a transaction and thereafter decline. Based on the latest information available to the Company, various loss scenarios were developed with a wide range of possible outcomes. The Company currently believes it will recover all claim payments and has therefore established no case reserve for these transactions. The Company will continue to monitor the performance of these transactions and recalculate loss scenarios for any changes in market conditions or changes in the performance of the specific transactions.

6.    TAXES

        The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No.109" ("FIN 48") as of January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes in an entity's financial statements pursuant to FASB Statement No. 109, "Accounting for Income Taxes" and provides thresholds for recognizing and measuring benefits of a tax position taken or expected to be taken in a tax return. Consequently, the Company recognizes tax benefits only on tax positions where it is "more likely than not" to prevail. There was no effect on the Company's statements of operations and comprehensive income from adopting FIN 48.

        The total amount of unrecognized tax benefits at January 1, 2007 and September 30, 2007 were $20.2 million and $22.3 million, respectively. If recognized, the entire amount would favorably affect the effective tax rate. Further, the Company recognizes interest and penalties related to unrecognized tax benefits as part of income taxes. For the period ended September 30, 2007, the Company accrued $0.3 million of expenses related to interest and penalties. Cumulative interest and penalties of $2.2 million had been accrued on the Company's balance sheet at September 30, 2007.

        The Company files consolidated income tax returns in the United States as well as separate tax returns for certain of its subsidiaries or branches in various state and local and foreign jurisdictions, including the United Kingdom, Japan and Australia. With limited exceptions, the Company is no longer subject to income tax examinations for its 2003 and prior tax years for U.S. federal, state and local, or non-U.S. jurisdictions.

        Within the next 12 months, it is reasonably possible that unrecognized tax benefits for tax positions taken on previously filed tax returns will become recognized as a result of the expiration of the statute of limitations for the 2004 tax year, which, absent any extension, will close in September 2008.

        In the third quarter of 2007, the Company recognized a tax benefit of $3.0 million, which includes the benefit of $0.5 million of interest from the expiration of the statute of limitations for the 2003 tax year.

        The 2007 and 2006 effective tax rates differ from the statutory rate of 35% primarily due to tax-exempt interest income. The current year effective tax rate reflects the higher ratio of tax-exempt interest income to year-to-date pre-tax losses due to significant fair value adjustments discussed in Note 7. A reconciliation of the effective tax rate with the federal statutory rate follows:

	Nine Months Ended September 30,
	2007	2006
Tax (benefit) at statutory rate	(35.0)%	35.0%
Tax-exempt investments	(167.2)	(10.7)
Minority interest and equity in unconsolidated subsidiaries	77.4	4.3
Tax contingencies	(13.6)	(0.9)
Other	2.6	0.2

Total	(135.8)%	27.9%

7.    DERIVATIVE INSTRUMENTS

        The components of net realized and unrealized gains (losses) on derivative instruments are shown in the table below:

	Nine Months Ended September 30,
	2007	2006
	(in millions)
Insured derivatives	$(352.5)	$24.5
FP Segment derivatives	(12.2)	48.5
Other	0.3	0.4

Net realized and unrealized gains (losses) on derivative instruments	$(364.4)	$73.4

Insured Derivatives

        Included in the Company's insured portfolio are certain contracts that qualify as derivatives under Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") or SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). Changes in the fair-value of these contracts are recorded through the statements of operations and comprehensive income. These contracts include FSA-insured CDS, insured interest rate swaps ("IR swaps") entered into in connection with the issuance of certain public finance obligations and insured net interest margin ("NIM") securitizations issued in connection with certain mortgage-backed security ("MBS") financings. The Company considers all such agreements to be a normal extension of its financial guaranty insurance business but, for accounting purposes, these contracts are deemed to be derivative instruments.

        The table below shows the changes in the fair value of insured derivatives recorded in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income. Management expects that these transactions will not be subject to a market value termination for which the Company would be liable. Management does not expect that changes in fair value of these highly rated swap guarantees are an indication of any material deterioration in the underlying credit quality of the Company's insured CDS portfolio or of any potential claims under the Company's financial guarantees.

	Nine Months Ended September 30,
	2007	2006
	(in millions)
Insured Derivatives:
Insured CDS	$(348.2)	$24.4
Other(1)(2)	(4.3)	0.1

Total	$(352.5)	$24.5

(1)
Includes NIM securitization and insured IR swaps.

(2)
As of January 1, 2007, the Company implemented SFAS 155, which resulted in a mark-to-market loss of $2.9 million related to insured NIM securitizations for the nine months ended September 30, 2007. The change in fair value was primarily a function of the market's adverse perception of mortgage-backed products.

        The Company recorded net earned premium under these agreements of $72.4 million for the nine months ended September 30, 2007 and $68.7 million for the nine months ended September 30, 2006.

        The Company's net par outstanding of $80.2 billion and $74.7 billion relating to insured CDS and NIM securitizations at September 30, 2007 and December 31, 2006, respectively, are included in the asset-backed balances in Note 5. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to record earned premiums over the installment period and to record changes in fair value as incurred.

        Fair value is determined based on quoted market prices, if available. If quoted market prices are not available, as is the case with most of the Company's insured CDS contracts because these contracts are not traded, then the determination of fair value is based on internally developed estimates that employ credit-spread algorithms. These algorithms are unique to each insured CDS category and utilize various publicly available indices, depending on the types of assets referenced by the insured CDS contract and the contract's tenor. Management applies judgment when developing these estimates and considers factors such as current prices charged for similar agreements, performance of underlying assets, changes in internal credit assessments or rating agency-based shadow ratings, and, for its insured obligations, the level at which the deductible has been set. Estimates generated from the Company's valuation process may differ materially from values that may be realized in market transactions.

        The average remaining life of these contracts was 3.6 years and 3.1 years as of September 30, 2007 and December 31, 2006, respectively. The inception-to-date gain (loss) for all insured derivatives is recorded in other assets or other liabilities, as appropriate.

VIE Derivatives

        The Company enters into derivative contracts to manage interest rate and foreign currency exposure in its FP Segment debt and investment portfolio, which is comprised of VIE debt and investments. All gains and losses from changes in the fair value of derivatives are recognized immediately in the consolidated statements of operations and comprehensive income. These derivatives generally include interest rate and currency swap agreements, which are primarily utilized to convert fixed-rate debt and investments into U.S. dollar floating-rate debt and investments. The inception-to-date net unrealized gain on the outstanding derivatives held by the FP Segment of $430.8 million and $516.8 million at September 30, 2007 and December 31, 2006, respectively, was recorded in other assets.

8.    NOTES PAYABLE TO AFFILIATE

        The Company has recorded $246.6 million of notes payable to an affiliate at September 30, 2007. These notes were issued by special purpose entities consolidated by the Company and formed to facilitate the refinancing transactions. Principal payments due under these refinanced notes for the remainder of 2007 and each of the next four years ending December 31 and thereafter, are as follows:

Principal Amount
(in thousands)
Remainder of 2007	$7,959
2008	11,141
2009	16,660
2010	28,625
2011	34,798
Thereafter	147,373

Total	$246,556

9.    OTHER ASSETS

        The detailed balances that comprise other assets at September 30, 2007 and December 31, 2006 are as follows:

	September 30, 2007	December 31, 2006
	(in thousands)
Unrealized gain on FP Segment derivatives	$430,836	$516,762
Fair-value adjustments on insured derivatives	—	89,195
VIE other invested assets	269,233	418,677
Tax and loss bonds	149,911	127,150
Accrued interest on FP Segment	158,905	136,975
Accrued interest income on general investment portfolio	62,348	60,500
Other assets	176,773	146,911

Total other assets	$1,248,006	$1,496,170

10.    SEGMENT REPORTING

        The Company operates in two business segments: financial guaranty and financial products. The Financial Guaranty Segment is primarily in the business of providing financial guaranty insurance on public finance and asset-backed obligations in exchange for a premium. Reflecting the manner in which the VIEs' operations are managed, the results of the VIEs are included in the FP Segment beginning in the fourth quarter of 2006. Prior period disclosures have been reclassified to conform to the 2007 presentation.

        The following tables summarize the financial information by segment as of and for the nine months ended September 30, 2007 and 2006. The exclusions from pretax operating earnings are the fair value adjustments on insured derivatives and economic hedges.

	Nine Months Ended September 30, 2007
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$186,703	$89,967	$—	$276,670
Intersegment	2,512	—	(2,512)	—
Expenses:
External	(160,353)	(140,165)	—	(300,518)
Intersegment	—	(2,512)	2,512	—
Less:
SFAS 133 fair-value adjustments for insured derivatives and economic hedges	(352,510)	(53,340)	—	(405,850)

Pre-tax segment operating earnings	$381,372	$630	$—	$382,002

Segment assets	$7,129,343	$2,803,924	$—	$9,933,267
	Nine Months Ended September 30, 2006
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Revenues:
External	$529,069	$151,800	$—	$680,869
Intersegment	2,712	—	(2,712)	—
Expenses:
External	(140,788)	(192,502)	—	(333,290)
Intersegment	—	(2,712)	2,712	—
Less:
SFAS 133 fair-value adjustments for insured derivatives and economic hedges	24,540	(43,461)	—	(18,921)

Pre-tax segment operating earnings	$366,453	$47	$—	$366,500

Segment assets	$6,824,675	$3,008,305	$—	$9,832,980

        The following tables present reconciliations of the segments' pre-tax operating earnings to net income.

	Nine Months Ended September 30, 2007
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pretax operating earnings	$381,372	$630	$—	$382,002
SFAS 133 fair-value adjustments for insured derivatives and economic hedges	(352,510)	(53,340)	—	(405,850)
Taxes				32,378
Minority interest				52,711

Net income				$61,241

	Nine Months Ended September 30, 2006
	Financial Guaranty	Financial Products	Intersegment Eliminations	Total
	(in thousands)
Pretax operating earnings	$366,453	$47	$—	$366,500
SFAS 133 fair-value adjustments for insured derivatives and economic hedges	24,540	(43,461)	—	(18,921)
Taxes				(96,836)
Minority interest				43,157

Net income				$293,900

        The intersegment revenues and expenses relate to premiums paid by FSA Global on FSA-insured notes.

        The amount of SFAS 133 fair-value adjustments for insured derivatives are a reconciling item between pre-tax segment operating earnings and net income. In addition, management subtracts the impact of economic hedges when analyzing the segments. Marking the derivatives to fair value but not marking the hedged assets or liabilities causes one-sided accounting. By removing its effect, in the view of management, the measure more closely reflects the underlying economic performance of segment operations.

11.    COMMITMENTS AND CONTINGENCIES

        In the ordinary course of business, the Company and certain Subsidiaries are parties to litigation. The Company is not a party to any material pending litigation.

        On November 15, 2006, the Parent received a subpoena from the Antitrust Division of the U.S. Department of Justice issued in connection with an ongoing criminal investigation of bid rigging of awards of municipal GICs. On November 16, 2006, FSA received a subpoena from the SEC related to an ongoing industry-wide civil investigation of brokers of municipal GICs. The Parent issues municipal GICs through the FP Segment, but does not serve as a GIC broker. The subpoenas request that the Parent furnish to the DOJ and SEC records and other information with respect to the Company's municipal GIC business. The Parent is cooperating with the investigations by the DOJ and the SEC.

12.    RECENTLY ISSUED ACCOUNTING STANDARDS

        On September 15, 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which addresses how companies should measure fair value when required to use fair value measures for recognition or disclosure purposes under GAAP. SFAS 157 adopted an "exit price" approach to determining fair value and set forth a three-level fair value hierarchy to prioritize the inputs used in valuation techniques. Level 1 is the highest priority and is defined as observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 is defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data. Level 3 is the lowest priority and is defined as a valuation based on unobservable inputs such as a company's own data. Prioritization of inputs, as well as other considerations, determine the level of disclosure required. SFAS 157 is applicable to financial statements issued for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is in the process of evaluating the impact of SFAS 157 on its financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits reporting entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. The fair value option may be applied instrument by instrument, is applied only to entire instruments and not to portions of instruments and the election is irrevocable. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating SFAS 159 and the implications for the Company's financial statements.

        In April 2007, the FASB issued FSP No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP 39-1"). FSP 39-1 amends FIN No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. FSP 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted, and is applied retrospectively as a change in accounting principle for all financial statements presented. Upon adoption of FSP 39-1, the Company is permitted to change its accounting policy to offset or not offset fair value amounts recognized for derivative instruments under master netting arrangements. The Company is currently evaluating FSP 39-1 and has not yet determined the effect the adoption of FSP 39-1 will have on the consolidated financial statements.

        On April 18, 2007, the FASB issued an Exposure Draft entitled "Accounting for Financial Guarantee Insurance Contracts," an interpretation of SFAS 60, "Accounting and Reporting by Insurance Enterprises" (the "Exposure Draft"). The Exposure Draft addresses premium revenue and claim liabilities recognition, as well as related disclosures. Under the Exposure Draft, the Company would be required to recognize premium revenue only in proportion to contractual payments (principal and interest) made by the issuer of the insured financial obligation. The proposed recognition approach for a claim liability would require the Company to recognize a claim liability when there is an expectation that a claim loss will exceed the unearned premium revenue (liability) on a policy basis based on the present value of expected cash flows. Additionally, the Exposure Draft would require the Company to provide expanded disclosures relating to factors affecting the recognition and measurement of financial guarantee contracts.

        In September 2007, the FASB held a discussion forum with interested parties and it is management's understanding that the FASB plans to begin redeliberations of the Exposure Draft in the fourth quarter of 2007. The final statement is expected to be issued in the first quarter of 2008. Until final guidance is issued by the FASB the Company will continue to apply its existing policies with respect to the establishment of both case basis and non-specific loss reserves and the recognition of premium revenue.

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  EXHIBIT 99.1
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (unaudited) September 30, 2007
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS (unaudited) September 30, 2007
INDEX
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (unaudited) (in thousands, except share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)